United States securities and exchange commission logo





                              September 1, 2021

       Ioannis Zafirakis
       Secretary
       OceanPal Inc.
       Ymittou 6
       175 64 Palaio Faliro
       Athens, Greece

                                                        Re: OceanPal Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F
                                                            Submitted August
10, 2021
                                                            CIK No. 0001869467

       Dear Mr. Zafirakis:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 20-F

       Explanatory Note, page 3

   1. We note your response to our prior comment 2. Please revise your disclosure to describe the reasons for the
spin-off transaction, as you state in your response. In addition, please disclose why you have
structured the transaction to create the Series B Preferred Shares and Series C
Convertible Preferred Shares, and to issue such shares to the Parent.
 Ioannis Zafirakis
OceanPal Inc.
September 1, 2021
Page 2
General

2. We note your response to our prior comment 12 that the distribution of the OceanPal
      shares to the shareholders of the Parent will not constitute a    sale
within the meaning of
      Section 2(a)(3) of the Securities Act because the distribution will meet the conditions in
      Staff Legal Bulletin No. 4. We also note your response that the spin-off will not
      fundamentally alter the nature of the investment of the Parent   s
shareholders, when
      comparing their (1) pre-spin-off economic ownership of and voting power as to the Parent and (2) combined post-spin-off economic ownership of and voting power as to the Parent
      and the Company, such that the Parent   s shareholders will be providing
  value    for the
      OceanPal shares. Please provide additional analysis as to whether the transactions in connection with the distribution would fundamentally alter the nature of the Diana
      Shipping shareholders    investment such that the shareholders are
providing value for the
      OceanPal shares. In that regard, please provide an analysis of the
shareholders    economic
      and voting interests in Diana Shipping prior to the transactions compared to their economic and voting interests in Diana Shipping and OceanPal after the transactions.
      Please ensure to include an analysis with respect to the rights of holders of each class of
      Diana Shipping   s outstanding capital stock, and to also describe the
extent to which the
      features of the OceanPal Series B Preferred Shares and Series C Convertible Preferred
      Shares will differ from the features of the Diana Shipping Series B Preferred Shares and
      Series C Preferred Shares. In addition, please tell us whether the holders of Diana
      Shipping   s preferred stock will receive OceanPal common shares in the distribution, and
      whether they will receive OceanPal preferred shares in connection with the distribution.
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-
Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-
3584 with any other questions.



                                                           Sincerely,
FirstName LastNameIoannis Zafirakis
                                                           Division of
Corporation Finance
Comapany NameOceanPal Inc.
                                                           Office of Energy &
Transportation
September 1, 2021 Page 2
cc:       Edward Horton
FirstName LastName